Ex.99.3

enherent Corp.

CHARTER OF THE

EXECUTIVE COMPENSATION COMMITTEE

OF THE

BOARD OF DIRECTORS

The Board of Directors of enherent Corp. (the “Company”) hereby establishes the Executive Compensation Committee (the “Committee”) with authority, responsibility, and specific powers as described below.

Composition

The Committee shall have three members.  Each member of the Committee shall be a member of the Board of Directors, shall not be an officer or employee of the Company, and shall be a “disinterested person” within the meaning of Rule 16b-3 (“Rule 16b-3”) of the General Rules and Regulations under the Securities Exchange Act of 1934 with respect to all employee benefit plans of the Company subject thereto.  One of the members shall be appointed Chairman of the Committee by the Board of Directors.

Authority

The Committee shall recommend compensation for the Company’s executive officers to the Board of Directors.  Only a majority vote of the Board of Directors shall have authority to determine such compensation.  The Committee shall also make recommendations regarding the administration of any stock incentive or other compensation plans adopted by the Company to the Board of Directors.  Majority vote of the Board of Directors is required for taking action under any stock incentive or other compensation plans.  The Committee is empowered to retain persons having special competence as necessary to assist the Committee in fulfilling its responsibilities hereunder.

Meetings

The Committee is to meet as many times as the Committee deems necessary.  Meetings for the consideration of pertinent matters may be requested by the Chairman of the Board, the Chief Executive Officer or the President of the Company, the Chairman of the Committee, or by any member of the Committee by request to the Chairman of the Committee.  A majority of the members of the Committee shall constitute a quorum at any meeting.

Attendance

As necessary or desirable, the Chairman of the Committee may request that the members of management or independent consultants be present at the meetings of the Committee.

Minutes

The Committee shall keep regular minutes of each meeting and send a copy of the minutes to members of the Committee and to the members of the Board of Directors who are not members of the Committee.

Responsibilities and Powers

In exercising its authority hereunder, the Committee shall be empowered in accordance with its judgment to:

1.                                       Make its independent perspective available to management for consultation in respect of the Company’s policies with regard to major issues of compensation.

2.                                       Review with management and recommend to the Board of Directors changes in the Company’s compensation structure of sufficient magnitude to affect the Company’s cost of operation or its competitiveness as an employer.

3.                                       Review with management and recommend to the Board of Directors the adoption of all new employee benefits plans, and any additions, deletions or modifications to the Company’s employee benefits plans.

4.                                       Make recommendations to the Board of Directors regarding the administration of all stock incentive or other compensation plans adopted by the Company.

5.                                       Make recommendations to the Board of Directors regarding the amount of the Company’s contribution or contributions, if any, to the Company’s employee benefit plans.

6.                                       Make recommendations to the Board of Directors regarding the annual salary, bonus, stock options, and other compensation and benefits, direct and indirect, of the Company’s executive officers.

7.                                       With respect to any employee benefit plan of the Company which is subject to the provisions of Rule 16b-3 (a “Rule 16b-3 Plan”), make recommendations to the Board of Directors to administer such Rule 16b-3 Plan in accordance with the terms and provisions thereof, including, without limitation, if required by the terms of any such Rule 16b-3 Plan, recommendations concerning the timing, pricing, and amount of a grant or award thereunder.

8.                                       Make recommendations to the Board of Directors regarding adopting the form, terms, provisions and components of, and the methods of establishing and implementing, all new executive compensation plans, and any additions, deletions or modifications to the Company’s executive compensation plans.

9.                                       Review on a periodic basis the operation of the Company’s executive compensation plans to determine whether they are properly coordinated.

10.                                 Make recommendations to the Board of Directors regarding policies for the administration of the Company’s executive compensation plans.

11.                                 Make recommendations regarding modifying any executive compensation plans that yield payments and benefits that are not reasonably related to executive performance.

12.                                 Make recommendations to the Board of Directors regarding policies in the area of management perquisites.

13.                                 Make recommendations to the Board of Directors regarding expense reimbursement policies of the Company.

14.                                 Make recommendations to the Board of Directors regarding “fringe” benefits to be provided by the Company to any directors or officers of the Company, such as loans made or guaranteed by the Company to or for the benefit of any such persons.

15.                                 Review and recommend to the Board of Directors the compensation of directors.

16.                                 Recommend to the Board of Directors any appropriate extensions or changes in the duties of the Committee.

17.                                 Do every other act incidental to, arising out of or in connection with, or otherwise related to the authority granted to the Committee hereby or the carrying out of the Committee’s duties and responsibilities hereunder.

Definitions

The term “employee benefit plan” includes, but is not limited to, the following: any plan, contract, authorization or arrangement, whether or not set forth in a formal document and regardless of the number of persons covered thereby, pursuant to which any of the following may be received: cash, stock, stock options, restricted stock or restricted stock units, phantom stock, stock appreciation rights (“SARs”), stock options in tandem with SARs, warrants, convertible securities, performance units and performance shares, and similar instruments.

The term “executive compensation plan” means any employee benefit plan other than group life, health, hospitalization, medical reimbursement or relocation plans that do not discriminate in scope, terms or operation in favor of executive officers or directors of the Company and that are available generally to all salaried employees.

The term “executive officer” means the Chairman of the Board, the Chief Executive Officer, the President, each Senior or Executive Vice President of the Company, any vice president or any member of the Company in charge of a principal business unit, division or function (such as asset management, administration, or finance), any other officer who performs a policy making function for any member of the Company, or any other person who performs similar policy making functions for any member of the Company.